SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  ---------------------------------------------


                                    FORM 11-K

|X| Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1998

|_| Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 0-21078

A.   Union Bankshares, Ltd. Profit Sharing 401(k) Plan

B.   Union Bankshares, Ltd.
     1825 Lawrence Street, Suite 444
     Denver, Colorado  80202
     (303) 298-5352

                             UNION BANKSHARES, LTD.
                           PROFIT SHARING 401(k) PLAN

                         Independent Accountants' Report
                            and Financial Statements

                           December 31, 1998 and 1997

                UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN


                           DECEMBER 31, 1998 AND 1997


                                TABLE OF CONTENTS
                                -----------------

                                                                            Page
                                                                            ----

INDEPENDENT ACCOUNTANTS' REPORT...............................................4

FINANCIAL STATEMENTS
  Statements of Net Assets Available for Benefits.............................5
  Statements of Changes in Net Assets Available for Benefits..................7
  Notes to Financial Statements...............................................9

SUPPLEMENTARY INFORMATION
  Item 27a - Schedule of Assets Held for Investment Purposes.................17
  Item 27d - Schedule of Reportable Transactions.............................18

                         INDEPENDENT ACCOUNTANTS' REPORT


The Board of Trustees
Union Bankshares, Ltd. Profit Sharing 401(k) Plan
Denver, Colorado


    We have audited the accompanying statements of net assets available for benefits of UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN for the years ended December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

    The accompanying supplemental schedules as of or for the year ended
December 31, 1997, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                        /s/ Baird, Kurtz & Dobson



Denver, Colorado
November 12, 1999

                                              UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN

                                               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                           (WITH FUND INFORMATION)

                                                         DECEMBER 31, 1998 AND 1997


                                                                              1998
                                 -----------------------------------------------------------------------------------------------
                                      Non-
                                  Participant
                                   Directed                                Participant Directed
                                 ------------     -----------------------------------------------------------------
                                                                                American Funds
                                     Union        Union    --------------------------------------------------------
                                  Bankshares,  Bankshares,   New      Investment                           Cash
                                     Ltd.         Ltd.     Perspec-    Company   Income       Bond       Management
                                   Common       Common       tive        of      Fund of     Fund of     Trust of
                                    Stock        Stock       Fund      America   America     America      America        Total
                                 ----------   ----------   --------   --------   --------   ----------   ----------   ----------
         ASSETS
INVESTMENTS, AT FAIR VALUE
 Union Bankshares, Ltd.          $2,299,065   $  448,899   $     --   $     --   $     --   $       --   $      --    $2,747,964
   common stock
 The American Funds Group
   mutual funds:
     New Perspective Fund                --           --    327,066         --         --           --           --      327,066
     Investment Company of
       America                           --           --         --    571,564         --           --           --      571,564
     Income Fund of America              --           --         --         --    551,216           --           --      551,216
     Bond Fund of America                --           --         --         --         --       92,888           --       92,888
     Cash Management Trust
       of America                        --           --         --         --         --           --      351,217      351,217
                                 ----------   ----------   --------   --------   --------   ----------   ----------   ----------
                                               2,299,065    448,899    327,066    571,564      551,216      351,217    4,641,915
                                 ----------   ----------   --------   --------   --------   ----------   ----------   ----------
EMPLOYER CONTRIBUTION
 RECEIVABLE                         111,983           --         --         --         --           --           --      111,983
                                 ----------   ----------   --------   --------   --------   ----------   ----------   ----------

NET ASSETS AVAILABLE
 FOR BENEFITS                    $2,411,048   $  448,899   $327,066   $571,564   $551,216   $   92,888   $  351,217   $4,753,898
                                 ==========   ==========   ========   ========   ========   ==========   ==========   ==========


See Notes to Financial Statements

                                              UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN

                                               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                           (WITH FUND INFORMATION)

                                                         DECEMBER 31, 1998 AND 1997


                                                                              1997
                                 -------------------------------------------------------------------------------------------
                                      Non-
                                  Participant
                                   Directed                                Participant Directed
                                 ------------ -----------------------------------------------------------------
                                                                                American Funds
                                    Union        Union   ------------------------------------------------------
                                 Bankshares,  Bankshares,   New     Investment                          Cash
                                    Ltd.         Ltd.     Perspec-   Company   Income      Bond      Management
                                  Common       Common      tive       of       Fund of    Fund of     Trust of
                                   Stock        Stock      Fund     America    America    America      America       Total
                                 ----------   --------   --------   --------   --------   --------   ----------   ----------
         ASSETS
INVESTMENTS, AT FAIR VALUE
 Union Bankshares, Ltd.
  common stock                   $1,516,153   $658,864   $     --   $     --   $     --   $     --   $       --   $2,175,017
 The American Funds Group
  mutual funds:
   New Perspective Fund                  --         --    288,794         --         --         --           --      288,794
    Investment Company of
     America                             --         --         --    476,345         --         --           --      476,345
    Income Fund of America               --         --         --         --    460,532         --           --      460,532
    Bond Fund of America                 --         --         --         --         --     86,992           --       86,992
    Cash Management Trust
     of America                          --         --         --         --         --         --      277,154      277,154
                                 ----------   --------   --------   --------   --------   --------   ----------   ----------
                                  1,516,153    658,864    288,794    476,345    460,532     86,992      277,154    3,764,834
                                 ----------   --------   --------   --------   --------   --------   ----------   ----------
EMPLOYER CONTRIBUTION
 RECEIVABLE                         124,210         --         --         --         --         --           --      124,210
                                 ----------   --------   --------   --------   --------   --------   ----------   ----------

TRANSFER RECEIVABLE                   9,979         --        827      5,801         --         --           --       16,607
                                 ----------   --------   --------   --------   --------   --------   ----------   ----------

NET ASSETS AVAILABLE
 FOR BENEFITS                    $1,650,342   $658,864   $289,621   $482,146   $460,532   $ 86,992   $  277,154   $3,905,651
                                 ==========   ========   ========   ========   ========   ========   ==========   ==========


See Notes to Financial Statements

                                          UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN

                                     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                       (WITH FUND INFORMATION)

                                               YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                               1998
                                 ---------------------------------------------------------------------------------------------
                                      Non-
                                  Participant
                                   Directed                                 Participant Directed
                                 ------------  ---------------------------------------------------------------------
                                                                                   American Funds
                                    Union        Union     ---------------------------------------------------------
                                 Bankshares,   Bankshares,   New       Investment                          Cash
                                    Ltd.          Ltd.     Perspec-     Company    Income       Bond      Management
                                  Common        Common      tive         of        Fund of     Fund of    Trust of
                                   Stock         Stock      Fund       America     America     America     America     Total
                                 -----------   ---------   ---------   ---------   ---------   --------   --------  ----------
INVESTMENT INCOME
 Net appreciation (depreciation)
   in fair value of investments  $   (26,545)  $  (6,618)  $  54,075   $  87,561   $ (12,958)  $ (1,576)  $  1,189  $   95,128
 Interest and dividends                  707          --      24,559      60,386      59,762      6,938     14,299     166,651
                                 -----------   ---------   ---------   ---------   ---------   --------   --------  ----------
                                     (25,838)     (6,618)     78,634     147,947      46,804      5,362     15,488     261,779
                                 -----------   ---------   ---------   ---------   ---------   --------   --------  ----------
CONTRIBUTIONS
 Employer                            111,983      78,392         256       1,801         327        390        438     193,587
 Employee                                 --      73,909      31,855      64,946      35,861      4,784      5,738     217,093
 Rollover                                 --      25,520      15,252     380,685      22,830         --         --     444,287
                                 -----------   ---------   ---------   ---------   ---------   --------   --------  ----------
                                     111,983     177,821      47,363     447,432      59,018      5,174      6,176     854,967
                                 -----------   ---------   ---------   ---------   ---------   --------   --------  ----------
 Total additions                      86,145     171,203     125,997     595,379     105,822     10,536     21,664   1,116,746
                                 -----------   ---------   ---------   ---------   ---------   --------   --------  ----------

BENEFITS PAID TO PARTICIPANTS        117,969          --      48,100      93,912       4,549      3,969         --     268,499
                                 -----------   ---------   ---------   ---------   ---------   --------   --------  ----------

TRANSFERS                            792,530    (381,168)    (40,452)   (412,049)    (10,589)      (671)    52,399          --
                                 -----------   ---------   ---------   ---------   ---------   --------   --------  ----------

NET INCREASE (DECREASE)              760,706    (209,965)     37,445      89,418      90,684      5,896     74,063     848,247

NET ASSETS AVAILABLE FOR
 BENEFITS, BEGINNING OF YEAR       1,650,342     658,864     289,621     482,146     460,532     86,992    277,154   3,905,651
                                 -----------   ---------   ---------   ---------   ---------   --------   --------  ----------

NET ASSETS AVAILABLE FOR
 BENEFITS, END OF YEAR           $ 2,411,048   $ 448,899   $ 327,066   $ 571,564   $ 551,216   $ 92,888   $351,217  $4,753,898
                                 ===========   =========   =========   =========   =========   ========   ========  ==========


See Notes to Financial Statements

                                          UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN

                                     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                       (WITH FUND INFORMATION)

                                               YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                               1997
                                 ---------------------------------------------------------------------------------------------
                                      Non-
                                  Participant
                                   Directed                                 Participant Directed
                                 ------------  ------------------------------------------------------------------
                                                                                   American Funds
                                    Union        Union     ------------------------------------------------------
                                 Bankshares,   Bankshares,  New      Investment                         Cash
                                    Ltd.          Ltd.    Perspec-    Company   Income      Bond      Management
                                  Common        Common     tive        of       Fund of    Fund of     Trust of
                                   Stock         Stock     Fund      America    America    America      America        Total
                                 -----------   --------  ---------   --------  ---------   --------   -----------   ----------
INVESTMENT INCOME
 Net appreciation in fair value
  of investments                 $   518,652   $214,150  $  32,360   $ 59,933  $  34,537   $  1,538   $        --   $  861,170
 Interest and dividends                  606        250     21,167     47,040     55,865      6,162        16,480      147,570
                                 -----------   --------  ---------   --------  ---------   --------   -----------   ----------
                                     519,258    214,400     53,527    106,973     90,402      7,700        16,480    1,008,740
                                 -----------   --------  ---------   --------  ---------   --------   -----------   ----------
CONTRIBUTIONS
 Employer                            194,475         --         --         --         --         --            --      194,475
 Employee                                 --     44,878     36,040     87,198     28,148      4,295         5,386      205,945
                                 -----------   --------  ---------   --------  ---------   --------   -----------   ----------
                                     194,475     44,878     36,040     87,198     28,148      4,295         5,386      400,420
                                 -----------   --------  ---------   --------  ---------   --------   -----------   ----------
 Total additions                     713,733    259,278     89,567    194,171    118,550     11,995        21,866    1,409,160
                                 -----------   --------  ---------   --------  ---------   --------   -----------   ----------

BENEFITS PAID TO PARTICIPANTS         88,509      9,607     98,001    110,702      3,093      3,818        58,532      372,262
                                 -----------   --------  ---------   --------  ---------   --------   -----------   ----------

TRANSFERS                            (30,732)   133,828    (51,246)    64,311    (27,463)   (11,307)      (77,391)          --
                                 -----------   --------  ---------   --------  ---------   --------   -----------   ----------

NET INCREASE (DECREASE)              594,492    383,499    (59,680)   147,780     87,994     (3,130)     (114,057)   1,036,898

NET ASSETS AVAILABLE FOR
 BENEFITS, BEGINNING OF YEAR       1,055,850    275,365    349,301    334,366    372,538     90,122       391,211    2,868,753
                                 -----------   --------  ---------   --------  ---------   --------   -----------   ----------

NET ASSETS AVAILABLE FOR
 BENEFITS, END OF YEAR           $ 1,650,342   $658,864  $ 289,621   $482,146  $ 460,532   $ 86,992   $   277,154   $3,905,651
                                 ===========   ========  =========   ========  =========   ========   ===========   ==========


See Notes to Financial Statements

                UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997




NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

    Investments are carried at their current value, which is the quoted market price on the last business day of the plan year.

PAYMENTS OF BENEFITS

    Benefits are recorded when paid.

INCOME TAX STATUS

    The Trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code and, accordingly, the Trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service (May 4, 1994) and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997




NOTE 2: PLAN DESCRIPTION

    The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

    The Plan is a defined contribution plan covering eligible employees of Union Bankshares, Ltd., and its subsidiaries (Company). The Plan was created and maintained for the purpose of enabling eligible employees and their beneficiaries to share in Company profits. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PARTICIPATION

    Any employee who has attained the age of 21 years, who has completed 1,000 hours of service, and has been employed by the Company for a full year shall be eligible to participate in the Plan.

PARTICIPANT ACCOUNTS

    The Plan administrator maintains an account or accounts for each participant. Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, (b) forfeitures, and (c) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997




NOTE 2: PLAN DESCRIPTION (CONTINUED)

VESTING

    Participants are vested immediately in their voluntary contribution plus earnings thereon. Vesting in the remainder of their account is as follows:

                                                         Vested
                  Years of Service                     Percentage
                  ----------------                     ----------

                  Less than 2 years                            0%
                  2 but less than 3 years                     20%
                  3 but less than 4 years                     40%
                  4 but less than 5 years                     60%
                  5 but less than 6 years                     80%
                  6 years and thereafter                     100%

    No vesting credit will be allowed when an employee incurs a "break in service", defined as a Plan year in which less than 500 hours are worked. Therefore, vesting with respect to employees with a "break in service" is determined at each Plan year-end. Participants will become 100% vested at normal retirement age, total disability, or death.

DISTRIBUTION OF BENEFITS

    The Trustees of the Plan, at the written request of the Plan Committee, shall execute all required documents to make a distribution of benefits as provided by the Plan. Total vested benefits will be determined by the full value of each participant's account upon distribution for any of the above reasons. Payments may be made in a lump sum, installments, or by some other method.

CONTRIBUTION AND FUNDING

    Eligible participants may make voluntary contributions to the Plan provided that any voluntary contributions for all plans in which an employee may participate do not exceed 15% of the participant's compensation. Voluntary contributions may be restricted in amount by other provisions of the Plan.

                UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997




NOTE 2: PLAN DESCRIPTION (CONTINUED)

CONTRIBUTION AND FUNDING (CONTINUED)

    The Company contributes an amount equal to 50% of the participant's voluntary contribution up to a maximum of 3% of the participant's annual compensation. In addition, each plan year the Company makes an additional profit sharing contribution. During 1998 and 1997, the Company made profit sharing contributions of $124,210 and $117,050, respectively. All Company contributions are invested in the common stock of the Company.

PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

INVESTMENT OPTIONS

    Upon enrollment in the Plan, a participant may direct employee contributions in any of six investment options. All employer contributions are invested in the common stock of the Company.

    UNION BANKSHARES, LTD., common stock - Funds are invested in the common stock of Union Bankshares, Ltd.

    NEW  PERSPECTIVE FUND - A global growth fund.

    INVESTMENT COMPANY OF AMERICA - A conservative domestic growth fund.

    INCOME FUND OF AMERICA - A balanced fund of stocks, bonds, and cash.

    BOND FUND OF AMERICA - Fixed income fund of corporate and government bonds.

    CASH MANAGEMENT TRUST OF AMERICA - A money market fund.

                UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997




NOTE 3: INVESTMENTS

    Plan investments are summarized as follows:

                                            December 31, 1998              December 31, 1997
                                          ---------------------         ----------------------
                                          Number of                     Number of
                                          Shares or                     Shares or
                                          Principal                     Principal      Fair
                                           Amount      Value              Amount       Value
                                          ---------  ----------         ---------   ----------
Common Stock, Union Bankshares, Ltd.      219,837    $2,747,964            86,551   $2,175,017
American Fund Mutual Funds:
 New Perspective Fund                      14,251       327,066            14,909      288,794
 Investment Company of America             18,396       571,564            16,862      476,345
 Income Fund of America                    31,789       551,216            25,916      460,532
 Bond Fund of America                       6,825        92,888             6,214       86,992
 Cash Management Trust of America         351,217       351,217           277,154      277,154
                                                     ----------                     ----------
                                                     $4,641,915                     $3,764,834
                                                     ==========                     ==========

    The net change in the fair value of the Plan's investments, including investments bought, sold, and held during the years ended December 31, 1998 and 1997, are as follows:

                                                   1998          1997
                                                 --------      --------

   Common Stock, Union Bankshares, Ltd.          $(33,163)     $732,802
   Mutual Funds                                   128,291       128,368
                                                 --------      --------

                                                 $ 95,128      $861,170
                                                 ========      ========


NOTE 4: ADMINISTRATIVE COSTS

    Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. The Company pays for all administrative costs of the Plan. These amounts are considered insignificant to the Plan as a whole.

                UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


NOTE 5: RECONCILIATION OF DIFFERENCES BETWEEN THESE FINANCIAL STATEMENTS AND THE FINANCIAL INFORMATION REQUIRED ON FORM 5500

                                                    1998            1997
                                                 ----------     -----------
Net assets available for benefits
 as presented in these financial
 statements                                      $4,753,898     $ 3,905,651
Adjustments:
 Benefits payable                                        --         (41,911)
 Other                                                2,000              --
                                                 ----------     -----------
Net assets available for benefits
 as presented on Form 5500                       $4,755,898     $ 3,863,740
                                                 ==========     ===========


                                                     1998            1997
                                                 ----------     -----------
Net increase in net assets available
 for benefits as presented in these
 financial statements                            $  848,247     $ 1,036,898
Adjustments:
 Benefits paid                                       41,911         (41,911)
 Other                                                2,000              --
                                                 ----------     -----------
Net increase in net assets available
 for benefits as presented on
 Form 5500                                       $  892,157     $   994,987
                                                 ==========     ===========


NOTE 6: BENEFITS PAYABLE

    Benefits payable to persons who have withdrawn from participation in the earnings and operations of the Plan in the amount of $41,911 at December 31, 1997, are included in net assets available for benefits.

                UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997




NOTE 7: YEAR 2000

    Like all entities, the Company is exposed to risks associated with the Year 2000 Issue, which affects computer software and hardware; transactions with customers, vendors and other entities; and equipment dependent on microchips. The Company recognizes that the Year 2000 Issue poses a risk beyond January 1, 2000 as errors may not become evident until after that date. The Company has performed the remediation steps it believes necessary to address the Year 2000 Issue. It is not possible for an entity to guarantee the results of its own remediation efforts or to accurately predict the impact of the Year 2000 Issue on third parties with which the Company does business. If remediation efforts of the Company or third parties with which it does business are not successful, the Year 2000 problem could have negative effects on the Company's financial condition and results of operations in the near term.

                           SUPPLEMENTARY INFORMATION

              UNION BANKSHARES, LTD. PROFIT SHARING PLAN AND TRUST

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1998


                                              Number of
                                              Shares or
                                              Principal         Fair
                                                Amount         Value
                                              ---------     ----------
Common Stock, Union Bankshares, Ltd.            219,837     $2,747,964
American Fund Mutual Funds:
 New Perspective Fund                            14,251        327,066
 Investment Company of America                   18,396        571,564
 Income Fund of America                          31,789        551,216
 Bond Fund of America                             6,825         92,888
 Cash Management Trust of America               351,217        351,217
                                                            ----------

          Total Investments                                 $4,641,915
                                                            ==========

                             UNION BANKSHARES, LTD. PROFIT SHARING PLAN AND TRUST

                                ITEM 27b - SCHEDULE OF REPORTABLE TRANSACTIONS

                                            YEAR ENDED DECEMBER 31, 1998


                                           Number of     Total      Number of       Net      Total
                                           Purchases    Value of      Sales       Selling   Cost of       Net
          Description of Assets           Transactions  Purchases  Transactions    Price    Assets Sold   Gain
          ---------------------           ------------  ---------  ------------   -------   -----------   ----
Series of transactions involving
 securities of the same issue that,
 in the aggregate, exceed 5% of the
 plan assets for the beginning of
 the plan year:

 Common Stock, Union Bankshares, Ltd.       Various     $904,513      Various    $381,168   $381,168        --

 The American Funds Group mutual funds:
  Investment Company of America             Various     $447,032      Various    $438,626   $438,626        --

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.


                                        UNION BANKSHARES, LTD. PROFIT SHARING
                                        401(k) PLAN

Date:  December 3, 1999                By  /s/ HERMAN J. ZUECK
                                          --------------------------------------
                                        Name:  Herman J. Zueck
                                        Title:  Trustee


Date:  December 3, 1999                By  /s/ CHARLES R. HARRISON
                                          --------------------------------------
                                        Name:  Charles R. Harrison
                                        Title:  Trustee


Date:  December 3, 1999                By  /s/ BRUCE E. HALL
                                          --------------------------------------
                                        Name:  Bruce E. Hall
                                        Title:  Trustee

                                  EXHIBIT INDEX

EXHIBIT
NUMBER         DESCRIPTION OF EXHIBITS

23.1           Consent of Baird, Kurtz & Dobson